Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, Florida 33139

December 14, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance
Office of Trade and Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Pasithea Therapeutics Corp. (the “Company”) Registration Statement on Form S-1 (File No. 333-261573) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. EST on December 16, 2021, or as soon thereafter as practicable.

Very truly yours,

Pasithea Therapeutics Corp.

By:	/s/ Tiago Reis Marques
Name: Title:	Tiago Reis Marques Chief Executive Officer